Western Reserve Life Assurance
Co. of Ohio
Administrative Office:
4333 Edgewood Road NE
Cedar Rapids, Iowa 52499
Home Office:
Columbus, Ohio
October 17, 2013

Alison White, Esq.

Senior Counsel

Insured Investments Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Western Reserve Life Assurance Co. of Ohio

  Separate Account VA U

  485(a) Registration Statement Filing

  File Nos. 333-108525 and 811-21427

Dear Ms. White:

This letter responds to oral comments that you provided with respect to the above-referenced 485(a) Registration Statement Filing for Separate Account VA U of Western Reserve Life Assurance Co. of Ohio (“WRL” or “we”). For your convenience, I have restated those comments below, and followed each comment with our response.

General

1.	Please note that the filing is incomplete without the fee table numbers and needs to be added as a 485(a) and not a 485(b) filing. We will accelerate the filing but will not do so any earlier than 2 weeks before the November date.

Response: The fee table numbers have been added and will be filed pursuant to Rule 485(a).

2.	Please revise the supplement so that it reflects changes in the fee information throughout the May 1 prospectus. We note for example that on pages 8, 33, 67 and 68 of the May 1 prospectus include that the fee for the Living Benefits Rider is 0.90%. See too the Rider Grid Variations appendix.

Response: The supplement has been revised as requested.

3.	Please confirm that the fee of any rider on step-up will never be greater than the maximum shown in the prospectus under which it was purchased. In this regard, please confirm that this is true with respect to the Retirement Income Choice and Retirement Income Choice with Double Withdrawal Base Benefit riders.

Response: The Company confirms that the total rider fee for the Retirement Income Choice and Retirement Income Choice with Double Withdrawal Base Benefit riders upon automatic step-up will never be greater than the total maximum fee shown in the prospectus under which it was purchased. The Company notes that from January 1, 2008 through April 30, 2008, the prospectus for this product

Insured Investments Office

U.S. Securities and Exchange Commission

October 17, 2013

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disclosed that the Retirement Income Choice rider fee was subject to increase upon step-up, but did not state that the increase was subject to a maximum. However, the maximum fee provided for in the rider they received was added to the prospectus in May 1, 2008.

4.	Please clarify whether the fee for the 5 for Life with Growth rider is with or without the additional death benefit.

Response: The fee has been disclosed with and without the additional death benefit in the fee table.

5.	Please revise the total Income Select for Life rider fees with highest combination of benefit single life and joint life line items.

Response: The total has been revised showing the highest combination of benefits for single life and joint life line items in the fee table.

6.	Please revise the current total Retirement Income Choice rider fees with highest combinations of benefits single and joint life line items.

Response: The current total has been revised showing the highest combination of benefits for single life and joint life line items in the fee table.

7.	Please add a line item for the Income Enhancement benefit (0.15%) under the Retirement Income Choice rider single option as it appears to be missing in the May 1 prospectus.

Response: The information has been added to the Fee Table.

8.	Please revise the current total Retirement Income Choice with Double Withdrawal Base Benefit rider fees with highest combinations of benefits single and joint life line items to reflect the new fees.

Response: The current total has been revised showing the highest combination of benefits for single life and joint life line items in the fee table.

9.	Please clarify if true, the fees shown for the Retirement Income Choice with Double Withdrawal Base Benefit Rider are for both the single and joint versions.

Response: The fees shown for Retirement Income Choice with Double Withdrawal Base Benefit Rider are for both the single and joint versions as shown in the fee table.

Other:

10.	We note that several of the riders appear to have been added by 485(b) filings. Living Benefits Rider was by a 485(b) filed on 4/29/04. The 5 For Life with Growth was added by a 485(b) filed 12/13/05. Income Select for Life was added by a 485(b) filed 4/26/06. Retirement Income Choice was added by a 485(b) filed 12/21/07. Retirement Income Choice with Double Withdrawal Base Benefit Rider was added by a 485(b) filed 11/6/08. Please advise why this is appropriate. Did you have a 485(b)(1)(vii) request?

Response: Each of the above referenced riders were added under a 485(b)(1)(vii) request.

Insured Investments Office

U.S. Securities and Exchange Commission

October 17, 2013

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11.	We note that fees for some of the riders appear to have been changed in 485(b) and 497 filings. On 4/29/08 the 485(b) filing you increased the maximum fee for the Retirement Income Choice. 11/7/08 by 497 you changed the maximum fees for the Retirement Income Choice with Double Withdrawal Base Benefit Rider. 12/29/08 you filed a 497 to change the maximum fee for the Retirement Income Choice with Double Withdrawal Base Benefit Rider. Please advise why this is appropriate. Did you have a 485(b)(1)(vii) request.

Response: With respect to the 485(b) filing it was pursuant to 485(b)(1)(vii). With the 497 filings, after consultation with Sutherland Asbill and our reviewer, the 497 filings was used to temporarily set the fee at the “pre-485(b)” level.

12.	The Tandy Representation Comment.

Response: We will be making the Tandy Representations in our acceleration request.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
Associate General Counsel
Individual Savings & Retirement Division
Western Reserve Life Assurance Co. of Ohio